UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Bioverativ Inc.

(Name of Subject Company (Issuer))

BLINK ACQUISITION CORP.

SANOFI-AVENTIS NA HOLDING, INC.

SANOFI-AVENTIS AMERIQUE DU NORD

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09075E100

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,607,426,221.36	$1,445,124.56

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Bioverativ Inc. (“the Company”), at a purchase price of $105.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on February 1, 2018 (the most recent practicable date): (i) 108,223,091 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 2,159,852 options, representing the right to purchase (subject to the terms thereof) an aggregate of 2,159,852 shares of Company Common Stock, that were issued and outstanding, and (iii) restricted stock units with respect to an aggregate of 1,055,593 shares of Company Common Stock that were issued and outstanding.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,445,124.56	Filing Party: Sanofi; Blink Acquisition Corp.; Sanofi-Aventis NA Holding, Inc.; and Sanofi-Aventis Amerique Du Nord
Form or Registration No.: Schedule TO	Date Filed: February 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) filed by (i) Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, (iii) Sanofi-Aventis NA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“SANH”), and (iv) Sanofi-aventis Amérique du Nord, a French société par actions simplifies and a wholly-owned subsidiary of Parent (“SADN”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Bioverativ Inc., a Delaware corporation (the “Company”), at a purchase price of $105.00 per Share (the “Offer Price”) in cash, without interest and net of any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1)	The information under the heading “What are the most significant conditions to the Offer?” of the Summary Term Sheet in the Offer to Purchase is amended and supplemented by adding the following new paragraph at the end of the section:

“The Antitrust Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective February 22, 2018. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(2)	The sixth paragraph of the Introduction of the Offer to Purchase is amended and supplemented by adding the following sentences at the end of the paragraph:

“The Antitrust Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective February 22, 2018. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(3)	Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and supplemented by adding the following new paragraph after the last paragraph of Section 15:

“The Antitrust Condition has been satisfied by the expiration of the waiting period under the HSR Act with respect to the Offer effective February 22, 2018. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(4)	The second paragraph of the subsection titled “U.S. Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” is amended and supplemented by adding the following sentences to the end of the paragraph:

“On February 22, 2018, the waiting period under the HSR Act with respect to the Offer expired. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.”

(5)	The subsection entitled “Legal Proceedings” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following new paragraph after the last paragraph of such subsection:

“On February 21, 2018, a fourth putative class action lawsuit, captioned Catherine Quigley v. Bioverativ Inc., et al., C.A. No. 10338, was filed in connection with the Offer and the Merger in the District Court for the District of Massachusetts. The complaint names the Company and the members of the Company’s board of directors as defendants. The complaint generally alleges that the Company omitted certain information from the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company in connection with the Offer. The complaint seeks, among other things, to enjoin the defendants from proceeding with, consummating, or closing the Offer and the Merger.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Parent, dated February 23, 2018, related to clearance under the HSR Act.**

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2018

Blink Acquisition Corp.

By:	/s/ William Sibold
Name: William Sibold
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Sanofi-Aventis NA Holding, Inc.

By:	/s/ William Sibold
Name: William Sibold
Title: President

Sanofi-Aventis Amerique Du Nord

By:	/s/ Philippe Grillet
Name: Philippe Grillet
Title: General Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 7, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated February 7, 2018.*

(a)(5)(A)	Joint Press Release issued by Parent and the Company on January 22, 2018 (incorporated by reference to the Exhibit 99.1 to the Schedule TO filed by Parent on January 22, 2018).

(a)(5)(B)	Investor presentation dated as of January 22, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on January 22, 2018).

(a)(5)(C)	Email to Bioverativ Inc. employees, dated January 22, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on January 22, 2018).

(a)(5)(D)	Email to Sanofi employees, dated January 22, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on January 22, 2018).

(a)(5)(E)	Social media content issued by Sanofi on January 22, 2018 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Parent on January 22, 2018).

(a)(5)(F)	Transcript of investor call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on January 23, 2018).

(a)(5)(G)	Press Release issued by Parent, dated February 8, 2018, related to the commencement of the Offer.*

(a)(5)(H)	Press Release issued by Parent, dated February 23, 2018, related to clearance under the HSR Act.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, among Sanofi, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 22, 2018).

(d)(2)	Confidentiality Agreement between the Company and Parent dated as of December 4, 2017. *

(d)(3)	Exclusivity Agreement between the Company and Parent dated as of January 6, 2018. *

(d)(4)	Tri-Party Agreement between the Company, Parent and Biogen Inc., dated as of January 21, 2018. *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith